June 6, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Bantek, Inc.

Post-Effective Amendment No. 3 to Form S-1

Filed May 8, 2019

File No. 333-230003

Dear Sir or Madam:

Please see our responses to the Commission’s verbal comments:

Comment 1: The Commission noted that the financial statements needed to be updated to the most recent quarter.

Response 1: The registration statement has been revised to include March 31, 2019 financial statements and notes. In addition, the MD&A and other areas have been updated accordingly.

Comment 2: The Commission noted some instances where the former name, Drone USA, Inc., was used instead of Bantek, Inc.

Response 2: The registration statement has been revised to update the name of the Company to Bantek, Inc. where applicable.

Sincerely,

Bantek, Inc.

/s/ Michael Bannon

Michael Bannon

Chief Executive Officer